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                               FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION
                 OF THE SECURITIES EXCHANGE ACT OF 1934
      For the Plan Period From January 1, 2000 to January 13, 2000


                     Commission File Number 1-5358



                         SUNDSTRAND CORPORATION
                         EMPLOYEE SAVINGS PLAN



                    UNITED TECHNOLOGIES CORPORATION
                          One Financial Plaza
                      Hartford, Connecticut 06101
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                 FINANCIAL STATEMENTS OF THE SUNDSTRAND
                   CORPORATION EMPLOYEE SAVINGS PLAN

                   Report of Independent Accountants



To the Participants and Administrator of the Sundstrand Corporation Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Employee Savings Plan (the "Plan") at January 13, 2000 and December 31, 1999, and the changes in net assets available for benefits for the period ended January 13, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


As discussed in Note 1, effective January 13, 2000, the Plan was merged into two qualified plans of United Technologies Corporation and all assets of the Plan were transferred to those plans.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
July 11, 2000

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                  Sundstrand Corporation Employee Savings Plan
                 Statement of Net Assets Available for Benefits



                                         January 13,      December 31,
(Thousands of Dollars)                      2000             1999

Assets:
 Investments (Note 3)                     $    -           $471,234
 Loans to participants                         -             15,312

Net Assets Available for Benefits         $    -           $486,546

The accompanying notes are an integral part of these financial statements.



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                  Sundstrand Corporation Employee Savings Plan
           Statement of Changes in Net Assets Available for Benefits


                                                            Period From
                                                        January 1, 2000 to
(Thousands of Dollars)                                   January 13, 2000

Reduction to net assets attributed to:
Investment loss:
 Net depreciation in fair value of investments             $  (4,590)
 Dividends                                                       212

Contributions:
 Participants'                                                   474
     Total reductions                                         (3,904)

Deductions from net assets attributed to:
 Distributions to participants                               (34,026)
 Administrative expenses                                          (4)
 Transfers to other plans (Note 1)                          (448,612)
     Total deductions                                       (482,642)

     Net decrease                                           (486,546)

Net Assets Available for Benefits, December 31, 1999         486,546

Net Assets Available for Benefits, January 13, 2000        $       -

The accompanying notes are an integral part of these financial statements.



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                            SUNDSTRAND CORPORATION
                             EMPLOYEE SAVINGS PLAN

                        Notes to Financial Statements


1. Description of the Plan

   General
   The Sundstrand Corporation Employee Savings Plan (the "Plan") is a defined contribution plan covering all employees of Sundstrand Corporation who have completed 1,000 hours of employment within a 12-consecutive-month period. The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the Plan document.

   On June 10, 1999, United Technologies Corporation ("UTC") acquired Sundstrand Corporation and merged it with its Hamilton Standard division to form a wholly owned subsidiary, Hamilton Sundstrand Corporation. Effective January 13, 2000, the Plan was merged into the UTC Employee Savings Plan and the UTC Represented Employee Savings Plan (the "UTC Plans"). As a result, all of the Plan's assets were transferred to the respective UTC Plans.

   Contributions and Vesting
   Participants may elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 26 investment options to the participants during the period ended January 13, 2000: UTC Stock Fund; seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Existing policies were unchanged and premium deductions for those policies will continue. Transamerica Assurance Company is the carrier of life insurance coverage.

   The company matching contribution is $1.00 on each $1.00 of the participant's eligible contributions from the first 2 percent of base pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants' elections.

   Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after five years of eligible service.

   Participant Accounts
   Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant's account by Vanguard Fiduciary Trust Company ("Vanguard"). Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the period ended January 13, 2000, there were approximately $20,100 of forfeitures.

   Trustee and Recordkeeper
   All of the Plan's assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

   Participant Loans
   Participants may elect to borrow from their balance in any of the funds except the Life Insurance Fund a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

   Payment of Benefits
   Generally,  on  termination   of  service  due   to  death,  disability,   or
   retirement, benefits are paid in a lump sum to a terminating participant.

   Other
   The Sundstrand  Stock  Fund was  liquidated  upon the  merger  of  Sundstrand
   Corporation and UTC. Each share of Sundstrand common stock in the Sundstrand Stock Fund was converted into a cash portion plus a UTC stock portion in accordance with the merger agreement dated February 21, 1999. The cash portion was $35.00 per share and was deposited in the Vanguard Treasury Money Market Fund. The portion converted to UTC stock was deposited in the UTC Stock Fund. No further contributions can be made to this fund.


2. Summary of Accounting Principles

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits, which are recorded when paid.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value as determined by the Plan trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Participant loans are valued at cost, which approximates fair value.

   Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

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   Plan Expenses
   Terminated and retired participants pay an annual administration fee. All other administrative expenses during the period from January 1, 2000 to January 13, 2000, such as trustee and recordkeeping fees, were paid directly by the employer.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.


3. Investments

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                    January 13,    December 31,
                                                       2000           1999
     (thousands of dollars, except unit amounts)

     Vanguard 500 Index Fund
       714,092 units in 1999                         $   -           $96,638

     Vanguard Treasury Money Market Fund,
       86,767,064 units in 1999                          -            86,767

     Vanguard U.S. Growth Fund,
       1,621,083 units in 1999                           -            70,566

     Vanguard Windsor II Fund,
       2,286,854 units in 1999                           -            57,103


4. Related-Party Transactions

   Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan's trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


5. Plan Merger

   As discussed in Note 1, the Plan was merged into the UTC Plans as of January 13, 2000. The merger did not constitute a plan termination under te provisions of the Plan. Had a complete or partial termination, or complete discontinuance of contributions thereunder occurred, all participants would have become fully vested in their accounts.

6. Tax Status

   The Internal Revenue Service ruled on September 21, 1995, that the Plan qualifies under section 401(a) of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and legal counsel believe that the Plan is designed and was being operated through the merger date in compliance with the applicable requirements of the IRC.

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                                     SIGNATURES

   The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         SUNDSTRAND CORPORATION
                         EMPLOYEE SAVINGS PLAN



Dated:  July 11, 2000    By: /s/ Michael C. Sankner
                         Michael C. Sankner
                         Manager, Actuarial Administrator
                         United Technologies Corporation